Exhibit 4.1

DIAMOND JO WORTH, LLC

AND

DIAMOND JO WORTH CORP.

(as Issuers)

$40,000,000
11% Senior Secured Notes due 2012

_____________

FIRST SUPPLEMENTAL INDENTURE

DATED AUGUST 31, 2006

TO THE

INDENTURE

DATED AS OF JULY 19, 2005

_____________

U.S. BANK NATIONAL ASSOCIATION

(as Trustee)

FIRST SUPPLEMENTAL INDENTURE

THIS FIRST SUPPLEMENTAL INDENTURE, dated as of August 31, 2006 (the “Supplemental Indenture”), by and among Diamond Jo Worth, LLC (the “Company”, a Delaware limited liability company, Diamond Jo Worth Corp. (“DJW Corp.”), a Delaware corporation, and U.S. Bank National Association, as trustee (the “Trustee”).  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Indenture (as defined below).

RECITALS

WHEREAS, the Company, DJW Corp. and the Trustee are parties to that certain Indenture, dated as of July 19, 2005, (the “Indenture”), relating to the Company’s and DJW Corp.’s 11% Senior Secured Notes due 2012 (the “Notes”);

WHEREAS, Section 9.2 of the Indenture authorizes the Company, DJW Corp. and the Trustee, in accordance with the terms thereof, to enter into this Supplemental Indenture with the consent of the Holders of at least a majority in principal amount of the outstanding Notes;

WHEREAS, the Company has received consents from Holders of at least a majority in principal amount of the outstanding Notes as of July 19, 2006, the record date established by the Company approving this Supplemental Indenture; and

WHEREAS, the Company has requested the Trustee and the Trustee has agreed to join in the execution of this Supplemental Indenture pursuant to Section 9.2 of the Indenture on the terms and subject to the conditions set forth below;

NOW, THEREFORE, in consideration of the promises and mutual agreements herein contained, the Company, DJW Corp. and the Trustee mutually covenant and agree for the equal and proportionate benefit of the Holders from time to time of the Notes as follows:

ARTICLE I
INDENTURE

1.1           Integral Part.  This Supplemental Indenture constitutes an integral part of the Indenture.

ARTICLE II
AMENDMENTS TO THE INDENTURE

2.1           Amendment to Section 1.1 Definitions.

(a)           The text of the definition of “Disqualified Capital Stock” contained in Section 1.1 of the Indenture is hereby modified by adding the words “and Section 4.25” to the last sentence thereof.

(a)           The text of the definition of “Issue Date” contained in Section 1.1 of the Indenture is hereby modified by inserting the following clause at the end of the text of the definition:

“; provided, that, for the purposes of calculating interest in respect of Additional Notes, the term “Issue Date” shall mean the “Additional Notes Issue Date” applicable to such Additional Notes.”.

(b)           The following definitions are hereby added in alphabetical order to Section 1.1 of the Indenture:

“Additional Notes Issue Date” means, with respect to any Additional Notes, the original issue date of such Additional Notes under this Indenture.”

“Excess Cash Flow” means, with respect to any Person (the referent Person) for any period, Consolidated Net Income of such Person for such period;

plus (i) Consolidated Non-Cash Charges, to the extent deducted in computing such Consolidated Net Income;

minus (ii) all capital expenditures (including any amounts paid for or in connection with obtaining any gaming license and any installment payments on FF&E Financing, Purchase Money Obligations or Capital Lease Obligations) made during such period by such Person and its Restricted Subsidiaries, provided that, solely for the purpose of this calculation, the aggregate amount of any capital expenditures that may be deducted pursuant to this clause (ii) shall not exceed $4.0 million in any six month period ending March 31 or September 30, provided, further, that if the amount of capital expenditures actually deducted pursuant to this clause (ii) is less than $4.0 million in any six month period ending March 31 or September 30, then the difference between such amount and $4.0 million shall be applied to increase the amount that may be deducted pursuant to this clause (ii) in any subsequent six month period ending March 31 or September 30;

minus (iii) the amount of (x) all payments permitted under Section 4.9 of this Indenture, including without limitation payments under Management Arrangements under clause (v) of Section 4.9(b), and made during such period by such Person and its Restricted Subsidiaries to the extent not already deducted in computing Consolidated Net Income and (y) any Permitted Investments made during such period by such Person and its Restricted Subsidiaries to the extent not already deducted in computing Consolidated Net Income, provided that, solely for the purpose of this calculation, the aggregate amount that may be deducted pursuant to this clause (iii) shall not exceed $1.0 million in any six month period ending March 31 or September 30, provided, further that if the amount actually deducted pursuant to this clause (iii) is less than $1.0 million in any six month period ending March 31 or September 30, then the difference between such amount and $1.0 million shall be applied to increase the amount that may be deducted pursuant to this clause (iii) in any subsequent six month period ending March 31 or September 30.”

 “Excess Cash Flow Offer” has the meaning set forth in Section 4.25.

“Excess Cash Flow Offer Amount” has the meaning set forth in Section 4.25.

“Excess Cash Flow Offer Period” has the meaning set forth in Section 4.25.

“Excess Cash Flow Offer Purchase Price” has the meaning set forth in Section 4.25.

“Excess Cash Flow Payment Date” has the meaning set forth in Section 4.25.”

(c)           The text of the definition of “Management Arrangements” contained in Section 1.1 of the Indenture is hereby deleted in its entirety and replaced with the following:

“Management Arrangements” means profits interests grants or similar equity interest arrangements, directors’ or managers’ fees, employment agreements, consulting agreements, management agreements, operating agreements and other similar arrangements between any of the Company or any of its Affiliates or any manager, officer, member or employee thereof or consultant thereto and any other such Person and such or similar agreements as may be modified, supplemented, amended, entered into or restated from time to time consistent with industry practice and approved by the Managers of PGP or the Company, provided that the aggregate amount of payments made by the Company or a Restricted Subsidiary to an Excluded Person (other than (x) the Company or any of the Restricted Subsidiaries or (y) Parent or PGL solely to the extent such payments are made for the purpose of satisfying payment obligations under employment agreements approved by the Managers of PGP entered into in the ordinary course of business with any Person other than an Excluded Person) pursuant to any such equity interest, employment, consulting, management, operating or similar agreements or arrangements shall not exceed: (i)  for the fiscal year ended December 31, 2006, $500,000, (ii) for the fiscal year ended December 31, 2007, an amount equal to the product of 1.333333 multiplied by 4.0% of the Consolidated EBITDA of the Company for the nine month period ended December 31, 2006, and (iii) for any fiscal year thereafter, 4.0% of the Consolidated EBITDA of the Company for the immediately preceding fiscal year.”

(d)           The text of the definition of “Management Services Agreement” contained in Section 1.1 of the Indenture is hereby deleted in its entirety and replaced with the following:

“Management Services Agreement” means the management services agreement, dated July 19, 2005, by and between Diamond Jo Worth LLC and Peninsula Gaming Partners, LLC, as such agreement may be amended from time to time.”

(e)           The following definition is hereby added in alphabetical order to Section 1.1 of the Indenture:

“Parent” means Diamond Jo Worth Holdings, LLC.

2.2           Amendment to Section 2.6 Transfer and Exchange.  The text of clause (ii) of paragraph (h) in Section 2.6 is hereby modified by adding the words “or 4.25” immediately following the reference to Section 4.15 therein.

2.3           Amendment to Section 3.9 No Mandatory Redemption.  The text of Section 3.9 is hereby modified by adding the words “and 4.25” immediately following the reference to Section 4.15 therein.

2.4           Amendment to Section 4.7 Limitation on Incurrence of Additional Indebtedness and Disqualified Equity Interests.

(a)           The text of clause (i) of Section 4.7(b) of the Indenture is hereby deleted in its entirety and replaced with the following:

“(i)          Indebtedness under one or more Senior Credit Facilities; provided, that the aggregate principal amount of Indebtedness so incurred on any date, together with all other Indebtedness incurred pursuant to this clause (i) and outstanding on such date, shall not exceed $5,000,000, less the aggregate amount of commitment reductions contemplated by clause (iii)(C) of Section 4.13(a);

(b)           The following provision is hereby inserted as a new clause immediately following clause (xiv) in Section 4.7(b):

“(xv)       Indebtedness evidenced by Additional Notes in an aggregate principal amount not to exceed $20.0 million (the proceeds of which, notwithstanding any other provision in this Indenture or the Cash Collateral and Disbursement Agreement to the contrary, shall be available to the Issuers and the Restricted Subsidiaries for general corporate or other purposes permitted by the terms of this Indenture and shall not, in whole or in part, be subject to the Cash Collateral and Disbursement Agreement or required to be deposited in the Construction Disbursement Account or the Interest Reserve Account, provided that the proceeds shall be deposited into an account subject to the terms and provisions of that certain Multi-Party Blocked Account Agreement, dated the date hereof, by and among the Issuers, the Trustee and American Trust and Savings Bank, as amended, modified or superseded from time to time in accordance with the terms thereof).”

2.5           Amendment to Section 4.9 Limitation on Restricted Payments.

(a)           The text of clause (iv) of Section 4.9(b) of the Indenture is hereby deleted in its entirety and replaced with the following:

“(iv)        the redemption, repurchase or payoff of any Indebtedness of the Company or a Restricted Subsidiary with proceeds of any Refinancing Indebtedness permitted to be incurred pursuant to clause (xi) of Section 4.7(b);”

(b)           The text of clause (v) of Section 4.9(b) of the Indenture is hereby deleted in its entirety and replaced with the following:

“(v)         distributions or payments to Parent or any Excluded Person for or in respect of (A) tax preparation, accounting, licensure, legal and administrative fees and expenses, including travel and similar reasonable expenses, incurred on behalf of the Issuers or their respective Subsidiaries or in connection with the direct or indirect ownership by Parent, PGL or PGP of the Issuers or their respective Subsidiaries, consistent with industry practice, (B) so long as Section 4.9(a)(i) above is satisfied, distributions pursuant to, and in accordance with, Management Arrangements and (C) so long as Section 4.9(a)(i) above is satisfied, reasonable and customary directors’ or managers’ fees payable to Persons other than Excluded Persons, indemnity provided on behalf of the Managers of PGP, PGL or Parent and the Company, and reimbursement of customary and reasonable travel and similar expenses incurred in the ordinary course of business;”

(c)           The following provision is hereby inserted as a new clause immediately following clause (ix) in Section 4.9(b):

“(x)          so long as Section 4.9(a)(i) above is satisfied, payments made in satisfaction of the Company’s obligations (including any accrued and unpaid obligations) pursuant to the Management Services Agreement as in effect on the date hereof.”

2.6           Amendment to Section 4.12 Limitation on Transactions with Affiliates.  The following provision is hereby inserted as a new clause immediately following clause (vii) in Section 4.12(b):

“(viii)      reasonable and customary compensation (including directors’ fees) paid to, and indemnity and customary employee benefit arrangements (including directors’ and officer’s liability insurance) provided for the benefit of, any director, officer, employee or consultant of

PGP, PGL, Parent, the Company or any Restricted Subsidiary, or Manager of PGP, in each case entered into in the ordinary course of business and for services provided to PGP, PGL, Parent, the Company or such Restricted Subsidiary, respectively, as determined in good faith by the Managers of the Company, in each case, solely to the extent otherwise permitted by clause (v) of Section 4.9(b);”

2.7           Amendment to Section 4.13 Limitation on Asset Sales.

(a)           The text of the second paragraph of Section 4.13(d) of the Indenture is hereby deleted in its entirety and replaced with the following:

“Each Excess Proceeds Offer shall remain open for a period of 20 Business Days and no longer, unless a longer period is required by law (the “Excess Proceeds Offer Period”). Promptly after the termination of the Excess Proceeds Offer Period, the Issuers shall purchase and mail or deliver payment for the Purchase Amount for the Notes or portions thereof tendered, pro rata or by such other method as may be required by law, or, if less than the Purchase Amount has been tendered, all Notes tendered pursuant to the Excess Proceeds Offer. The principal amount of Notes to be purchased pursuant to an Excess Proceeds Offer may be reduced by the principal amount of Notes acquired by the Issuers through purchase or redemption (other than pursuant to a Change of Control Offer or an Excess Cash Flow Offer) subsequent to the date of the Asset Sale and surrendered to the Trustee for cancellation.”

2.8           Section 4.25 Excess Cash Flow Offer.  The following Section 4.25 is hereby added.

“Section 4.25  EXCESS CASH FLOW OFFER.

(a)           After the end of the six month period ending March 31, 2007 and any six month period ending September 30 or March 31 thereafter with respect to which the Company has Excess Cash Flow, the Issuers shall apply an amount equal to 50% of such Excess Cash Flow (reduced by the Issuers’ estimated expenses in making the Excess Cash Flow Offer, as determined in good faith by the Company’s Manager) (after giving effect to such reduction for expenses, the “Excess Cash Flow Offer Amount”) to make an offer to the Holders to repurchase on a pro rata basis all or a portion (in integral multiples of principal amount of $1,000) of their Notes with an aggregate repurchase price in cash equal to the Excess Cash Flow Offer Amount pursuant to and subject to the conditions contained in this Indenture (an “Excess Cash Flow Offer”).  Each Excess Cash Flow Offer will remain open for a period of twenty (20) Business Days and no longer, unless a longer period is required by law (the ”Excess Cash Flow Offer Period”).  Promptly after the termination of the Excess Cash Flow Offer Period, the Issuers will purchase at a purchase price equal to 107.5% of the aggregate principal amount of the Notes tendered, plus accrued and unpaid Interest, to the date of repurchase (the “Excess Cash Flow Offer Purchase Price”) and mail or deliver payment (up to the Excess Cash Flow Offer Amount) for the Notes or portions thereof tendered, pro rata (based on amounts tendered) or by such other method as may be required by law, or, if less than the Excess Cash Flow Offer Amount has been tendered, all Notes tendered pursuant to the Excess Cash Flow Offer.

(b)           Within 60 days following the end of any six month period ending March 31 or September 30, commencing with the six month period ending March 31, 2007, in which there was Excess Cash Flow, the Issuers must mail or cause to be mailed a notice to each Holder stating, among other things:

(i)            the purchase price and the purchase date, which shall be no earlier than 10 days nor later than 30 days from the date such notice is mailed (the “Excess Cash Flow Payment Date”);

(ii)           that any Holder electing to have Notes purchased pursuant to an Excess Cash Flow Offer shall be required to surrender the Notes, with the form entitled “Option of Holder to Elect Purchase” on the reverse of the Notes completed, to the Paying Agent at the address specified in the notice prior to the close of business on the third Business Day preceding the Excess Cash Flow Payment Date; and

(iii)          that the Holder shall be entitled to withdraw such election if the Paying Agent receives, not later than the close of business on the second Business Day preceding the Excess Cash Flow Payment Date, a telegram, telex, facsimile transmission or letter setting forth the name of the Holder, the principal amount of Notes delivered for purchase, and a statement that such Holder is withdrawing his election to have such Notes purchased.

(c)           The Issuers may at their election make an Excess Cash Flow Offer prior to being obligated to do so and may defer any Excess Cash Flow Offer until the cumulative Excess Cash Flow Offer Amount resulting from Excess Cash Flow from one or more six month periods that has not been applied pursuant to the immediately preceding paragraph is equal to or in excess of $1.0 million, in which case the accumulation of such amount shall constitute an Excess Cash Flow Offer Trigger Date and shall be applied as required pursuant to this Section 4.25.

(d)           The Issuers shall comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes in connection with an Excess Cash Flow Offer.  To the extent that the provisions of any securities laws or regulations conflict with this Section 4.25 (which conflict is described in a written notice prepared by outside legal counsel to the Issuers and delivered to the Trustee), the Issuers shall comply with the applicable securities laws and regulations and shall not be deemed to have breached their obligations under this Section 4.25 by virtue thereof.

(e)           On the Excess Cash Flow Payment Date, the Issuers shall, to the extent lawful, (i) accept for payment the Notes or portions thereof tendered pursuant to the Excess Cash Flow Offer, (ii) deposit with the Paying Agent an amount equal to the Excess Cash Flow Offer Purchase Price in respect of all Notes or portions thereof so tendered and not withdrawn, and (iii) deliver or cause to be delivered to the Trustee the Notes so accepted, together with an Officers’ Certificate stating that the Notes or portions thereof tendered to the Issuers are accepted for payment. The Paying Agent shall promptly mail to each Holder of Notes so accepted payment in an amount equal to the purchase price for such Notes, and the Trustee shall authenticate and mail (or cause to be transferred by book entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided, that each such new Note shall be in the principal amount of $1,000 or an integral multiple thereof. The Issuers shall announce the results of the Excess Cash Flow Offer on or as soon as practicable after the Excess Cash Flow Payment Date.

(f)            If the Excess Cash Flow Payment Date hereunder is on or after an Interest Record Date on which the Holders of record have a right to receive the corresponding Interest due and on or before the associated Interest Payment Date, any accrued and unpaid Interest due on such Interest Payment Date will be paid to the Person in whose name a Note is registered at the close of business on such Interest Record Date.

(g)           If the aggregate repurchase price of Notes tendered pursuant to any Excess Cash Flow Offer is less than the applicable Excess Cash Flow Offer Amount, the Company may, subject to the other provisions of this Indenture, use any such Excess Cash Flow for any other lawful purpose.  Upon completion of any Excess Cash Flow Offer, the Excess Cash Flow Offer Amount will be reset to zero.”

2.9           Section 6.1 Events of Default.  The text of clause (iii) of Section 6.1(a) of the Indenture is hereby modified by adding the words “Section 4.25” immediately following the reference to Section 4.15 therein.

2.10         Section 8.3 Covenant Defeasance.  The text of Section 8.3 of the Indenture is hereby modified by adding a reference to Section “4.25” immediately following the reference to Section 4.24 in the first sentence thereof.

2.11         Section 9.2 With Consent of Holders of Notes.

(a)           The text of the second paragraph of Section 9.2(b) of the Indenture is hereby modified by adding the words “and 4.25” thereto immediately following the reference to Section 4.15 therein.

(b)           The text of Section 9.2(c)(2) of the Indenture is modified by adding the words “and 4.25” thereto immediately following the reference to Section 4.15 therein.

(c)           The text of Section 9.2(c)(3) of the Indenture is hereby deleted in its entirety and replaced with the following.

“(3)         alter the price at which repurchases of the Notes may be made pursuant to an Excess Proceeds Offer, a Change of Control Offer or an Excess Cash Flow Offer after the corresponding Asset Sale or Change of Control has occurred or applicable fiscal period has ended;”

(d)           The text of Section 9.2(c)(8) of the Indenture is hereby modified by adding the words “and Section 4.25” thereto immediately following the reference to Section 4.15.

2.12         Section 11.1 Subsidiary Guaranties.  The text of the first paragraph of Section 11.1 of the Indenture is hereby deleted in its entirety and replaced with the following.

“On the Issue Date, there will be no Subsidary Guarantors.  With respect to any Person that becomes a Subsidiary Guarantor after the Issue Date as required by Section 4.16, such Subsidiary Guarantor agrees as set forth in this Article XI.  By its execution hereof, each of the Subsidiary Guarantors acknowledges and agrees that it receives substantial benefits from the Issuers and that such party is providing its Subsidiary Guaranty for good and valuable consideration, including, without limitation, such substantial benefits and services.  Accordingly, subject to the provisions of this Article XI, each Subsidiary Guarantor, jointly and severally, hereby unconditionally guarantees on a senior secured basis to each Holder of a Note authenticated and delivered by the Trustee and its successors and assigns that: (i) the principal of, premium, if any, and Interest on the Notes shall be duly and punctually paid in full when due, whether at maturity, by acceleration, call for redemption, upon a Change of Control Offer, an

Asset Sale Offer, an Excess Cash Flow Offer or otherwise, and Interest on overdue principal, premium, if any, and (to the extent permitted by law) interest on any Interest, if any, on the Notes and all other obligations of the Issuers to the Holders or the Trustee under the Notes, this Indenture, the Security Documents and the Registration Rights Agreement (including fees, expenses or other) shall be promptly paid in full or performed, all in accordance with the terms hereof; and (ii) in case of any extension of time of payment or renewal of any Notes or any of such other obligations under the Notes, this Indenture, the Security Documents or Registration Rights Agreement, the same shall be promptly paid in full when due or performed in accordance with the terms of the extension or renewal, whether at stated maturity, by acceleration, call for redemption, upon a Change of Control Offer, an Asset Sale Offer, an Excess Cash Flow Offer or otherwise, subject, however, in the case of clauses (i) and (ii) above, to the limitations set forth in Section 11.6 hereof (collectively, the “Subsidiary Guaranty Obligations”).”

ARTICLE III
MISCELLANEOUS

3.1           The Trustee.  The recitals in this Supplemental Indenture shall be taken as the statements of the Company and DJW Corp. and the Trustee assumes no responsibility for their correctness.  The Trustee makes no representations as to the validity or sufficiency of this Supplemental Indenture.

3.2           Limited Effect.  This Supplemental Indenture shall be deemed to be an amendment to the Indenture, and the Indenture, as amended hereby, is hereby ratified, approved and confirmed in each and every respect. All references to the Indenture in the Notes or any other document, instrument, agreement or writing shall hereafter be deemed to refer to the Indenture as amended hereby.

3.3           Counterparts; Facsimile Signatures.  This Supplemental Indenture may be executed by the parties hereto in separate counterparts, including by facsimile, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute but one and the same instrument.

3.4           GOVERNING LAW.  THIS SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, INCLUDING SECTIONS 5-1401 AND 5-1402 OF THE NEW YORK GENERAL OBLIGATIONS LAW BUT EXCLUDING TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW ALL OTHER CONFLICTS OF LAWS PRINCIPLES AND CHOICE OF LAW RULES OF NEW YORK.

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date and year first written above.

DIAMOND JO WORTH LLC

By:	/s/ Natalie Schramm
Name: Natalie Schramm
Title: Chief Financial Officer

DIAMOND JO WORTH CORP.

By:	/s/ Natalie Schramm
Name: Natalie Schramm
Title: Chief Financial Officer

U.S. BANK NATIONAL ASSOCIATION

By:	/s/ Raymond Haverstock
Name: Raymond Haverstock
Title: Vice President